EXHIBIT 12(a)

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Fixed Charges

($ In Millions)

	Three Months Ended March 31, 2007	Year Ended December 31,
		2006	2005	2004	2003	2002
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$226	1,172	882	563	498	502
One-Third of Rents, Net of Income from Subleases	6	22	19	15	14	11

Total Fixed Charges	232	1,194	901	578	512	513

Earnings:
Income Before Income Taxes, Minority Interest & Cumulative Effect of Accounting Change	$507	1,627	2,208	2,237	2,438	2,299
Fixed Charges	232	1,194	901	578	512	513

Total Earnings	739	2,821	3,109	2,815	2,950	2,812

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	3.19x	2.36x	3.45x	4.87x	5.76x	5.48x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$724	3,082	2,030	1,102	1,086	1,430
One-Third of Rents, Net of Income from Subleases	6	22	19	15	14	11

Total Fixed Charges	730	3,104	2,049	1,117	1,100	1,441

Earnings:
Income Before Income Taxes, Minority Interest & Cumulative Effect of Accounting Change	$507	1,627	2,208	2,237	2,438	2,299
Fixed Charges	730	3,104	2,049	1,117	1,100	1,441

Total Earnings	1,237	4,731	4,257	3,354	3,538	3,740

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	1.69x	1.52x	2.08x	3.00x	3.22x	2.60x